Höganäs

March 24, 2010

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA





Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Presentation of the board members proposed by the Election Committee
The Election Committee's reasoned statement on its proposal for members of the Board of Höganäs AB (publ)
Notice to attend the Annual General Meeting

4/6

Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com

CONVENIENCE TRANSLATION

Höganäs

NOTICE TO ATTEND THE ANNUAL GENERAL MEETING

Shareholders of **Höganäs AB (publ)** are hereby invited to attend the Annual General Meeting (AGM) to be held at 3 p.m. on Monday 26 April 2010 in HB-Hallen, Bruksgatan, Höganäs, Sweden. The premises open for registration at 1:30 p.m.

Notification

Shareholders that wish to participate at the AGM should

first be recorded on the share register maintained by Euroclear Sweden AB on Tuesday 20 April 2010,

second notify the company of their intention to participate at the AGM no later than on Wednesday 21 April 2010, preferably before 4 p.m.

Notification can be made by post to Höganäs AB, 263 83 Höganäs, Sweden, by telephone +46 (0) 42 33 80 59, by fax +46 (0) 42 33 80 80, on the company's website www.hoganas.com, or by e-mail: bolagsstamma@hoganas.com. Notifications should state name, address, telephone number, personal or corporate identity number and registered shareholdings. Shareholders intending to bring assistants should notify the company simultaneously with their own applications. Representatives of legal entities should submit the necessary authorization documentation prior to the AGM. Power of attorney forms will be available on the company's website www.hoganas.com, and can be sent by mail to those shareholders that contact the company stating their address.

Shareholders that have registered their shares with bank trust departments must, in order to be entitled to participate in the AGM, temporarily register the shares in their own name with Euroclear Sweden AB. Such registration must be completed no later than on 20 April 2010. Accordingly, shareholders should request re-registration of shares with their nominee in good time before this date.

Proposed agenda:

1. Opening the AGM and election of the Chairman of the AGM
2. Preparing and approving the Voting List
3. Approving the agenda
4. Appointing two people to verify the minutes
5. Consideration of whether the AGM has been duly convened
6. Submission of the Annual Report and Audit Report, and the Consolidated Financial Statements and Consolidated Audit Report, including statements from the Chief Executive Officer and a statement on the activities of the Board and the Board's Committees
7. Resolutions on:
   a) adopting the Income Statement and Balance Sheet and the Consolidated Income Statement and Consolidated Balance Sheet
   b) appropriation of the company's profits pursuant to the adopted Balance Sheet and the record date for dividends
   c) discharging the Board members and Chief Executive Officer from liability
8. Approval of the number of Board members
9. Approval of Directors' fees
10. Election of the Board of Directors and Chairman of the Board
11. Approval of auditors' fees
12. Proposal regarding the Election Committee
13. Proposal regarding the guidelines for remunerating the corporate management
14. Proposal regarding acquisition and transfer of class B treasury shares due to the employee stock option plans 2007 and 2009.
15. Closing of the AGM

Proposal from the Election Committee (items 1 and 8-12)

The Election Committee for this year's AGM has comprised Jenny Lindén Urnes (Lindéngruppen AB), Chairman, Carl-Olof By (AB Industrivärden), Peter Rönström (Lannebo Fonder AB), Henrik Didner (Didner & Gerge Fonder AB) and Chairman of the Board Anders G Carlberg.

The Election Committee has proposed that:

- Attorney Ragnar Lindqvist is appointed Chairman of the AGM;
- The number of Board members will be eight, with no Deputies;
- Directors' fees will be, unchanged, SEK 2,100,000, with the Chairman of the Board receiving SEK 450,000 and other members elected by the AGM but not employed by the group each receiving SEK 225,000, and the remaining SEK 300,000 payable as remuneration for committee activities, at SEK 50,000 each to the two external Board members in the company's Finance Committee and SEK 100,000 to the chairman of the company's audit committee and SEK 50,000 each to the two external Board members of the Audit Committee, with no remuneration payable for work in the Remuneration Committee;
- Re-election of the following Board members Anders G Carlberg, Alrik Danielson, Peter Gossas, Urban Jansson, Bengt Kjell, Jenny Lindén Urnes, Bernt Magnusson and Erik Urnes;
- Re-election of Anders G Carlberg as Chairman of the Board;
- Fees payable to auditors according to account.

Dividends (item 7b)

The Board of Directors proposes a dividend of SEK 3 per share for the financial year 2009, with Thursday 29 April 2010 as the record date. If the AGM resolves pursuant to the proposal, dividends will be scheduled for disbursement from Euroclear Sweden AB on Tuesday 4 May 2010.

Proposal regarding Election Committee (item 12)

The Election Committee shall comprise representatives of the four largest shareholders in terms of the number of votes, pursuant to Euroclear Sweden AB's register as of 31 August 2010, and the Chairman of the Board, also convener. Moreover, the Election Committee shall have the possibility to appoint an additional member from the Board. The member representing the largest shareholder will be appointed Chairman of the Election Committee. If a member leaves the Election Committee before its activities are complete, if considered necessary, his/her replacement should be appointed from the same shareholder, or if the shareholder is no longer one of the largest shareholders, from the next largest shareholder. If the ownership structure essentially changes in some other manner before the task of the Election Committee is complete, then, if the Election Committee so decides, the composition of the Election Committee will be changed in the manner the Election Committee considers appropriate. The composition of the Election Committee for the AGM 2011 shall be published no later than six months prior to that AGM. There will be no remuneration to the members of the Election Committee. The company will carry any possible external costs related to the work of the Election Committee. The mandate period of the Election Committee will run until the composition of the next Election Committee is published.

Proposal regarding guidelines for remunerating the corporate management (item 13)

Remuneration shall comprise of a fixed and a performance-related part. Performance-related remuneration shall be subject to a maximum. The fixed salary shall be on market terms and based on skills, responsibility and performance. Performance-related remuneration shall not exceed fixed salary, and in normal circumstances, not exceed 50 per cent of the fixed annual salary. It will relate to the satisfaction of pre-determined objectives.

The Board of Directors shall annually consider whether to present a proposal to the general meeting regarding a share-price related incentive plan. The Board of Directors is authorised to resolve on incentive plans regarding long term performance related remuneration. The outcome of such plan shall relate to the satisfaction of pre-determined objectives. Remuneration under such

plan may, in addition to other performance related remuneration, annually amount to a maximum of 50 per cent of the fixed annual salary. Non-monetary benefits and pensions will correspond to what can be considered reasonable in relation to market practice where the respective management team member is active. Pension benefits should be based on defined-contribution pension schemes or national pension schemes such as Sweden's ITP scheme (Supplementary Pensions for Salaried Employees). Dismissal and severance pay should not exceed a total of 24 months' salary. Normally, a six-months notice period shall apply. The Board of Directors shall be entitled to deviate from the aforementioned guidelines for remunerating the corporate management in special circumstances in individual cases.

Proposal regarding acquisition of class B treasury shares and transfer of class B treasury shares due to the employee stock option plans of 2007 and 2009 (item 14)
To hedge against potential cash flow effects of social security costs and cash redemption due to the employee stock option plans 2007 and 2009, the Board of Directors propose, as it has done on the prior AGMs since the introduction of the plans, that the Board of Directors is authorised to resolve on acquisitions and transfers of shares in the company in accordance with items a)-b) below.

For validity, resolutions pursuant to items a) and b) below require representation by shareholders with at least two-thirds of the votes cast and shares represented at the AGM.

Item 14 a) Acquisition of class B treasury shares
The Board of Directors proposes that for the period until the next AGM, the Board of Directors is authorised to decide on the acquisition of class B treasury shares on NASDAQ OMX Stockholm. The re-purchase may be conducted so that the holding of treasury shares amounts to a maximum of 1/10 of all shares of the company. The purpose of the proposed re-purchase option is to give the company the opportunity to transfer shares to employees and hedge against costs associated with the employee stock option plans 2007 and 2009.

Item 14 b) Transfer of class B treasury shares
Due to the company's employee stock option plans 2007 and 2009, the company shall have the right to, in the period before the next AGM, transfer on the stock exchange the requisite number of shares if participants demand cash redemption, and a maximum of 120,000 shares for the purpose of covering costs, mainly social security costs.

Documentation, etc.
The Annual Report and Audit Report and the Board of Directors' complete proposals for resolution according to items 13-14, and the Board's statement under item 7 b) and statement pursuant to chapter 19 § 22 of the Swedish Companies Act and the auditor's statement pursuant to chapter 8 § 54 of the Swedish Companies Act will be available at the company and on its website www.hoganas.com no later than on 12 April 2010 onwards. These documents will be provided for those shareholders that specifically request them, and will be distributed at the AGM.

Number of shares and votes
The total number of shares in the company is 35,098,932, of which 981,000 are class A shares and 34,117,932 are class B shares. The total number of votes is 43,927,932. At the time of the Notice convening the AGM, the company has 293,800 own class B shares representing 293,800 votes.

Höganäs, March 2010

The Board of Directors

Presentation of the board members proposed by the Election Committee

Proposed board member	Age	Main education and work experience	Assignments in the company and other significant assignments	Personal or affiliated natural person or legal entity's holding of shares or other financial instruments in the company	Independence in relation to the company and its management	Independence of major shareholders	If re-elected, year of election
Anders G Carlberg	Born 1943	• MBA • CEO - Axel Johnson Int. AB - Nobel Industries Sweden AB - J S Saba AB • Vice CEO Svenskt Stål AB (SSAB)	• Board member - Axel Johnson AB and other group companies - Mekonomen AB - Svenskt Stål AB (SSAB) - Sapa AB - SäkI AB - Beijer Alma AB - Sweco AB	Personal holdings: 5 000 shares Affiliate holdings: 0 shares	Yes	Yes	2009
Alrik Danielson	Born 1962	• B.Sc (Econ.) • Management positions within AB SKF	• CEO and president of Höganäs AB • Board member of the general assembly of Jernkontoret • Board member of the Chamber of Commerce and Industry of Southern Sweden • Board member of EFG European Furniture Group AB	Personal holdings: 18 500 shares and 11 720 subscription warrants Affiliate holdings: 0 shares	No	Yes	2005
Peter Gossas	Born 1949	• B.Sc (Eng.) • Misc. positions - Svenskt Stål AB (SSAB) • Avesta Sheffield, site manager Avesta and various divisional manager positions	• CEO at Sandvik Materials Technology • Chairman of the board of - Stål & Metall Arbetsgivareförb. - Kanthal AB - Sandvik Process Systems AB - Sandvik Asia Ltd (India) - Sandvik South East Asia Ltd - Industriarbetsgivarna	Personal holdings: 0 shares Affiliate holdings: 0 shares	Yes	Yes	2008

Proposed board member	Age	Main education and work experience	Assignments in the company and other significant assignments	Personal or affiliated natural person or legal entity's holding of shares or other financial instruments in the company	Independence in relation to the company and its management	Independence of major shareholders	If re-elected, year of election
Urban Jansson	Born 1945	• Certified banking economist (Skandinaviska Banken) • Management positions within SEB and Incentive Group • CEO Ratos AB	• Chairman of the board of - Rezidor Hotel Group - Bergendahls - HMS Networks - Global Health Partner AB, etc. • Board member of - AB Wilh. Becker - Clas Ohlson AB - SEB, etc.	Personal holdings: 5 000 shares Affiliate holdings: 0 shares	Yes	Yes	2007
Bengt Kjell	Born 1954	• B.Sc (Econ.) • Certified accountant • Vice CEO Industrivärden (Head of Investment) • Senior partner in Navet Affärsutveckling AB • Head of corporate finance in Securum	• CEO AB Handel och Industri • Chairman of the board of Indutrade AB • Board member of - Pandox AB - Skanska AB - Munters AB - Helsingborgs Dagblad	Personal holdings: 0 shares Affiliate holdings: 0 shares	Yes	Yes	2006
Jenny Lindén Urnes	Born 1971	• B.A. (Phil.) • CEO and president AB Wilh. Becker • Board assignments within AB Wilh. Becker and subsidiaries	• Chairman of the board and president of Lindéngruppen AB • Chairman of the board of - AB Wilh. Becker - Stiftelsen Färgfabriken • Board member of - Rederi AB Translantic - Yorklyde Ltd	Personal holdings: 20 000 shares Holdings through company: 7 650 000 shares, of which 981 000 class A shares Affiliate holdings: 0 shares	Yes	No	2004

Proposed board member	Age	Main education and work experience	Assignments in the company and other significant assignments	Personal or affiliated natural person or legal entity's holding of shares or other financial instruments in the company	Independence in relation to the company and its management	Independence of major shareholders	If re-elected, year of election
Bernt Magnusson	Born 1941	• M.Pol.Sc. • CEO and president of Nordstjernan AB • Chairman of the board and president of NCC AB • Chairman of board of - Nobel Industrier AB - Assi Domän AB - Skandia AB - Swedish Match AB	• Chairman of the board of - Kwintet AB - Pharmadule AB • Board member of - Fareoffice AB - Coor Service Management AB - Net Insight AB - Volvo Car Corporation - Nordia Innovation AB - STC Interfinans - Pricer AB	Personal holdings: 17 500 shares Affiliate holdings: 0 shares	Yes	Yes	1994
Erik Urnes	Born 1971	• B.Eng. (Mechanical Engineering), MBA • Strategical consultant Bain & Company • Investment responsible Browallia Ltd and Reuters Greenhouse Fund • CEO of ColArt International Holdings	• CEO of AB Wilh. Becker • Chairman of the board of - Becker Industrial Coatings Holding AB - ColArt International Holdings Ltd - Becker Acroma Group AB • Board member of - Lindéngruppen AB - AB Wilh. Becker	Personal holdings: 0 shares Affiliate holdings: 7 650 000 shares through company and 20 000 by natural person	Yes	No	2009

CONVENIENCE TRANSLATION

The Election Committee's reasoned statement on its proposal for members of the Board of Höganäs AB (publ)

The Election Committee proposes re-election of the Board Members Anders G. Carlberg, Alrik Danielson, Peter Gossas, Urban Jansson, Bengt Kjell, Jenny Lindén Urnes, Bernt Magnusson and Erik Urnes and re-election of Anders G. Carlberg as Chairman of the Board.

The Election Committee's proposal entails that the Board of Directors will consist of eight Board Members elected by the Annual General Meeting for the period up to and including the Annual General Meeting 2011.

The Election Committee has considered the outcome of the evaluation which has been conducted concerning the work within the Board. The Board Members have shown great commitment and the attendance rate has been high. The Election Committee has been able to conclude that the work in the Board has functioned well.

With regard to the company's operations, phase of development and other relevant circumstances, it is the opinion of the Election Committee that the proposed Board has an appropriate composition characterised by versatility and diversity in respect of the Board Member's competence, experience and background.